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                                                                 EXHIBIT (a)(14)

SUBJECT: AVAYA STOCK PRICE FOR RSU CALCULATION DETERMINED

REMINDER: THE OFFER PERIOD ENDS AT 5:00 PM, NEW YORK TIME, ON JULY 31, 2001.

Pursuant to the Offer to Exchange Outstanding Options for Restricted Stock Units as amended (the "Offer"), the number of RSUs offered in exchange for Eligible Options will be determined by (1) the number of options you tender in a particular class, (2) the per share exchange value of that class and (3) the average of the high and low prices of a share of Avaya common stock on the New York Stock Exchange determined as of the close of trading three business days prior to the expiration of the Offer. Because the Offer period will expire on July 31, 2001 at 5:00 PM New York time, the date for determining the per share price was July 26, 2001. On July 26, 2001 the average of the high and low price of Avaya common stock as reported on the New York Stock Exchange was $12.8500.

If Avaya accepts all properly tendered options, tendering option holders will receive a grant of restricted stock units equal to the result obtained by dividing the total exchange value of a tendered option by $12.8500. The total exchange value for an option is determined by multiplying the number of shares represented by the option being tendered in a particular class by the exchange value per share for that class. The exchange value per share for each class is based on the option's grant price as follows.

If the grant price of the option is:

         - less than $25, the per share exchange value of the option is $4.25,
         - $25 or more but less than $30, the per share exchange value of the option is $3.25,
         - $30 or more but less than $35, the per share exchange value of the option is $2.25,
         - $35 or more but less than $40, the per share exchange value of the option is $2.00,
         - $40 or more, the per share exchange value of the option is $1.75.

For example, the following hypothetical scenario would result in an RSU award that represents 236 shares.

         Shares under the option:           1,516
         Grant Price of the option:         $37.25
         Exchange Value Per Share:          $2.00

  [(1,516 OPTION SHARES X $2.00) (divide) $12.8500] = RSU AWARD REPRESENTING
                                                      236 SHARES*

Here's another example - the following hypothetical scenario would result in an RSU award that represents 516 shares.

         Shares under the option:           3,788
         Grant Price of the option:         $44.75
         Exchange Value Per Share:          $1.75

  [(3,788 OPTION SHARES X $1.75) (divide) $12.8500] = RSU AWARD REPRESENTING
                                                      516 SHARES*

*Note that any fractional share .50 or greater resulting from the exchange calculation will be rounded up, and any fractional share less than .50 will be rounded down. If a person tenders more than one Eligible Option grant, the final RSU award will be the sum obtained by adding the number of RSUs calculated per option tendered (the number of RSUs for each option grant being rounded to the nearest whole share with .50 being rounded up). The RSU award will be granted on July 31, 2001 if the Offer is not further extended and the conditions set forth in Section 6 (pages 16-17) of the Offer are satisfied or waived.

As of today, July 27, 2001, at 5:00 PM New York time, the AST StockPlan web site at http://www.aststockplan.com will indicate the number of RSUs granted for each eligible option if it is tendered under this Offer and if Avaya accepts all properly tendered options. To view this information you can access your AST StockPlan account and click the "View Eligible Stock Options" button on the bottom of
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the Stock Option Exchange Program Basics web page. For information on how to access your AST StockPlan account please refer to the information below.

If you are on Avaya's payroll on August 1, 2001 or are otherwise an active employee on that date, and have properly tendered options, you will receive an email notifying you if the conditions described in Section 6 of the Offer have been satisfied or waived and Avaya has accepted all properly tendered options, together with a copy of the Restricted Stock Unit Award Agreement executed by Avaya. If you participate in the Voluntary Retirement/Separation Program or are part of a Force Management Program or other Company Action and are not on Avaya's payroll on August 1, 2001, you will receive a written communication from Salomon Smith Barney on or about August 10, 2001 which will state if Avaya has accepted all properly tendered options and will include a copy of the Restricted Stock Unit Award Agreement executed by Avaya. You may also receive this information from AST StockPlan by logging on to the Offer web site at http://www.aststockplan.com,by calling 1-888-980-6456, or +1-212-659-2200, or by sending an email to client_services@aststockplan.com.

If you have any questions regarding the calculation please contact the record keeper of your Eligible Option. If you do not know who the record keeper is for your options please refer to the Global Stock Plans Intranet web site on http://aic.avaya.com.

REMINDER OF HOW TO ELECT TO PARTICIPATE IN THE OFFER

If you have already registered your election to participate in the Stock Option Exchange Program as described below, you should have received an email confirmation that your election has been registered. If you have tendered your election but have not received a confirmation email please contact AST StockPlan at 1-888-980-6456, or +1-212-659-2200, or send an email to
client_services@aststockplan.com.

If you have not registered your election to participate in the Stock Option Exchange Program and plan to, the following is important information on how to elect to participate. You should have received an email from Avaya Global Stock Plans on or about June 26, 2001 with electronic copies of all documents pertaining to the Stock Option Exchange Program attached. On July 18, 2001 you should have received another email that noted changes to certain terms and conditions of the Offer. We urge you to read those documents prior to making a decision to participate in the Offer. You may elect to exchange eligible stock options for Restricted Stock Units by accessing the Offer web site administered by AST StockPlan at http://www.aststockplan.com or by tendering a properly executed Letter of Transmittal and Restricted Stock Unit Award Agreement to Avaya Global Stock Plans. If you elect to tender Eligible Options online via the Offer web site, you do not need to submit printed copies of the documents to Avaya Global Stock Plans.

The information necessary for you to access the Offer web site was sent to you in an email from AST StockPlan on June 28, 2001 containing instructions and a Personal Identification Number (PIN) to access your account. If you need assistance accessing your account on the Offer web site you may contact AST StockPlan at 1-888-980-6456, or +1-212-659-2200, or send an email to
client_services@aststockplan.com.

Should you choose to tender your eligible options by submitting a printed copy of your Letter of Transmittal and Restricted Stock Unit Award Agreement, you may submit these documents by facsimile to + 1-908-607-5270 or by regular mail, overnight delivery or hand delivery to:

         Avaya Inc.
         Global Stock Plans
         Room: 2A14
         150 Allen Road
         Liberty Corner, NJ 07938 USA

AS OF 5:00 PM, NEW YORK TIME, ON JULY 31, 2001 ALL PROPERLY TENDERED LETTERS OF TRANSMITTAL, NOTICES OF WITHDRAWAL, AND ELECTIONS TO TENDER OPTIONS AND CHANGES TO PREVIOUS ELECTIONS PROPERLY REGISTERED VIA THE OFFER WEB SITE, SHALL BE CONSIDERED FINAL AND BINDING. AVAYA WILL NOT ENFORCE THE REPRESENTATION IN THE LETTER OF TRANSMITTAL, THE NOTICE OF WITHDRAWAL OR ANY ELECTION TO TENDER OR WITHDRAW ON THE OFFER WEB SITE THAT YOU HAVE "READ" OR "UNDERSTAND" THESE DOCUMENTS.
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The Avaya Global Stock Plans Team